Komatsu Ltd. Corporate Communications Department. Akasaka 2-3-6, Minato-ku, Tokyo 107-8414, Japan Phone: +81(0)3-5561-2616 Fax: +81-(0)3-3505-9662

May 30, 2006
Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Komatsu Ltd. Form 20-F for Fiscal Year Ended March 31, 2005 Filed July 27, 2005 File No. 1-7239
Dear Ms. Blye:
     Reference is made to your letter of March 31, 2006 which sets forth the comments of the Office of Global Security Risk on the above referenced annual report on Form 20-F of Komatsu Ltd., a corporation organized under the laws of Japan (“Komatsu”).
     I am writing to respond to your letter and to provide you with the supplemental information that you requested so that you can better understand the disclosure set forth in the above referenced Form 20-F.
     Komatsu takes corporate social responsibility very seriously. Komatsu’s Board of Directors and Management accord highest priority to Komatsu’s compliance with all applicable laws. Accordingly, Komatsu has established both a compliance committee to promote compliance with best business practices that is chaired by the President and CEO of Komatsu and a compliance department.

Komatsu Ltd.
     Komatsu believes that its limited activities with respect to Iran, Sudan and Syria, discussed below, are in compliance with applicable laws and regulations of the United States and Japan.
     You note in your letter that the Form 20-F does not contain any information relating to Komatsu’s operations in Iran, Sudan and Syria. Komatsu believes that such operations do not present, either individually or in the aggregate, a material investment risk to Komatsu’s security holders. Komatsu also does not believe that such operations, which are conducted in compliance with applicable laws, present, either individually or in the aggregate, a material risk to the company’s reputation or the value of its securities.
     Komatsu and some of its subsidiaries have sold products, and have provided related warranty service and spare parts, directly and through intermediaries in Iran, Sudan and Syria for periods of time that range from 25 to 40 years. Such products have generally consisted of construction equipment or forklift trucks, and replacement parts, for which competitive products are readily available. The products have generally consisted of new equipment but in some instances used equipment may have been sold. Distribution arrangements have varied. In some instances, exclusive distribution agreements have been entered into and in others the distribution arrangement has been non-exclusive, or limited to servicing and spare parts. Komatsu does not believe the nature or differences among such distribution arrangements are material. Neither Komatsu nor its subsidiaries have engaged in manufacturing activities in Iran, Sudan or Syria. Komatsu maintains a liaison office in Iran that employs approximately ten people. It does not maintain offices in either Sudan or Syria. The contact information for the distribution offices in Tehran (other than the said liaison office), Khartoum and Syria noted in your March 31, 2006 letter is for distribution offices that are maintained by Komatsu’s independent third-party distributors in those cities.
     In the Fiscal Year ending March 31, 2005, Komatsu’s consolidated revenues from sales and the provision of related services and spare parts in Iran, Sudan and Syria constituted, neither individually nor in the aggregate, in excess of 1% of Komatsu’s total consolidated revenue for the fiscal year ended March 31, 2005. Neither individually nor in the aggregate did those countries constitute one of the ten most important markets to Komatsu in terms of revenue in such fiscal year. Komatsu’s assets and liabilities with respect to its operations in Iran, Sudan and Syria, including Komatsu’s own liaison office in Iran noted above, are incidental to the arrangements described above and are not material.

Komatsu Ltd.
     While Komatsu’s sales activities with respect to such countries may increase or decrease in the future, Komatsu does not presently anticipate that such sales individually or in the aggregate will become material. Komatsu monitors its sales activities on a world wide basis and evaluates periodically as appropriate what additional disclosure, if any, is warranted in light of changes in its sales activities in particular countries.
     Komatsu is aware that, as outlined in your letter, certain states have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Komatsu is also aware that other states have considered and may adopt similar legislation. Komatsu is also aware that certain universities and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Indeed, Komatsu has received an inquiry from the State of New Jersey, to which it has responded, requesting information regarding Komatsu’s activities in Sudan in connection with a New Jersey statutory requirement applicable to New Jersey pension funds.
     Komatsu believes that as of March 31, 2005 approximately 14 percent (approximately 138 million shares) of its outstanding stock (approximately 991.4 million shares) were owned by shareholders with a registered address in the United States. Komatsu does not have information as to the daily volume of its shares that may be traded by shareholders with a United States address. Komatsu has no reason to believe, however, that the volume is material. Insofar as it is aware, Komatsu has not been contacted by any shareholder of Komatsu expressing an intent to divest itself of Komatsu shares because of Komatsu’s limited activities in Iran, Sudan or Syria. Based on the information available to it, Komatsu does not believe that the disposition of Komatsu’s shares by entities that may own Komatsu shares and which may have adopted policies of the type outlined in your letter would have a material adverse impact upon the market value of Komatsu’s securities.
     As noted at the outset of this letter, Komatsu believes strongly in corporate social responsibility. Komatsu strongly condemns terrorist activity and, as noted, has an established compliance system that is designed among other things, to insure compliance with all applicable laws designed to sanction terrorist activity. We respectfully believe that limited commercial activities of the type that Komatsu has engaged in the countries specified in your letter, conducted in compliance with all applicable laws, facilitate constructive business relationships among peoples that are consistent with our ethical responsibilities. In this regard,

Komatsu Ltd.
we note that a number of our major international competitors are engaged in similar activities. While we recognize that some investors may disagree with our approach, and we respect their right to do so, we believe that any sales of Komatsu securities by those that disagree will not have a material adverse effect on the price of our securities.
     Komatsu acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the 20-F; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 20-F; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing responds to the issues raised in your letter. If you have further comments or questions, please contact Robert H. Winter of Arnold & Porter LLP at (202)942-5860.
Very truly yours,
Tadashi Okada
General Manager
Corporate Communications Department
cc: Robert H. Winter